RECEIVED

2005 SEP 15

Givaudan

[redacted]

05011228

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 12 September 2005
RG/rmj6510
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses shareholding in own shares (potentially 12.58% of voting rights)	7 September 2005	H

We are of course at your disposal should you need any further information.

Yours sincerely,

PROCESSED
SEP 19 2005
THOMSON FINANCIAL

Givaudan SA

P. de Rougemont R. Garavagno

Enclosure mentioned

File N° 12G3-2B-82-5087

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GIVAUDAN HOLDS OWN SHARES AMOUNTING TO 3.7% OF VOTING RIGHTS Page 1/1

The attached is an image reproduction of a press release issued by Givaudan SA and received via e-mail. The release was not confirmed by the sender.

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GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that on 06 September 2005, it held 271'137 own registered shares (carrying 3.66% of voting rights), 393'198 put options on own stock (short position, carrying potentially 5.31% of voting rights) and 266'836 call options on own stock (long position carrying potentially 3.61% of voting rights). Total holding carries potentially 12.58% of voting rights.